FORM 51-102F3

AMENDED MATERIAL CHANGE REPORT

1. Name and Address of Company

Peak Positioning Technologies Inc.

550 Sherbrooke West
West Tower, Suite 265
Montreal, Québec H3A 1B9

2. Date of Material Change

July 28, 2020

3. News Release

News releases were disseminated on July 27 and 28, 2020 through Newsfile Corp. and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

4. Summary of Material Change

Peak Positioning Technologies Inc. ("Peak" or the "Company") announced a share consolidation.

5. Full Description of Material Change

Peak announced that effective July 28, 2020 all of the issued and outstanding common shares of the Company ("Common Shares") will be consolidated on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares (the "Consolidation").

The Consolidation is part of a broader marketing and re-branding initiative by management to put the Company in position to attract new investors and diversify its shareholder base.

Following the closing of the second tranche of the Company's pending private placement financing, the estimated 804,892,135 Common Shares that would have otherwise been issued and outstanding will be reduced to an estimated 80,489,214 Common Shares on a post-Consolidation basis.

The shareholders of the Company approved the Consolidation at a meeting held on May 23, 2019 and the directors of the Corporation approved the Consolidation ratio by written resolution dated June 11, 2020.

The Company's official name will remain unchanged until the next annual general meeting of shareholders. However, the Company will likely begin to do business under a new registered name between now and then as part of its re-branding strategy.

Furthermore, treasury shares issuance following the closure of the first tranche of a financing round brought the total number of shares outstanding as closing balance of August 18th to 81,310,026.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@peakpositioning.com.

9. Date of Report

August 21, 2020